A special meeting was held for the High Quality Bond Portfolio on July 31, 2000. The matter at hand was to approve a new Investment Subadvisory Agreement between Diversified Investment Advisors, Inc. and
Merganser Capital Management Limited Partnership.
The vote in favor was $223,342,223. The vote against was $2,661,048.

A special meeting was held for the Value & Income Portfolio on August 15, 2000. The matter at hand was to approve a new Investment Subadvisory Agreement between Diversified Investment Advisors, Inc. and
Asset Management Group, a division of 1740 Advisers, Inc.
The vote in favor was $1,011,632,595. The vote against was $682,480,459.

A special meeting was held for the High Yield Bond Portfolio on September 20, 2000. The matter at hand was to approve a new Investment Subadvisory Agreement between Diversified Investment Advisors, Inc.
and Eaton Vance Management. The vote in favor was $124,548,570. The vote against was $2,913,263.